FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October, 2016

Commission File Number: 001-12102

 YPF Sociedad Anónima
(Exact name of registrant as specified in its charter)
  Macacha Güemes 515
C1106BKK Buenos Aires, Argentina
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes	No	X

YPF Sociedad Anónima

TABLE OF CONTENTS
ITEM

1    Translation of letter to the Buenos Aires Stock Exchange dated October 17, 2016

TRANSLATION

Autonomous City of Buenos Aires, October 17, 2016

To the
Bolsa de Comercio de Buenos Aires
(Buenos Aires Stock Exchange)

Ref: Relevant Information – Agreement with Gas y Petróleo del Neuquén S.A. and the Province of Neuquén
Dear Sirs:

The purpose of this letter is to comply with the requirements of Article 23 of Chapter VII of the Buenos Aires Stock Exchange Regulations.

In that connection, we report that YPF S.A. and its subsidiary YSUR ENERGIA ARGENTINA S.R.L. (hereinafter "YPF"), the Province of Neuquén and Gas y Petróleo del Neuquén S.A. ("GyP") have signed an agreement in accordance with Law Nos. 17,319, 24,145, 26,197, 26,741 and 27,007 and other applicable legislation under which they agreed, subject to prior approval by the Provincial Executive Branch and the Province Legislature, to the following:

i.
Regarding the "Pampa de las Yeguas I" and "La Ribera I and II" areas, the reconversion of the contracts with GyP on concessions of unconventional exploitation without participation by GyP, for a 35-year term, under the terms of Law No. 27,007. The total investment commitment by YPF and its partners associated with granting the aforementioned concessions amounted up to US$ 220 million, of which US$ 170 million corresponds to YPF's participation.

ii.	Regarding the "La Amarga Chica", "Bajada de Añelo" and "Bandurria Sur" areas, the extension of the pilot programs to the maximum period of five years, as provided under law 27,007.

iii.
Regarding the "Aguada de Castro", "Bajo del Toro", "Cerro Arena", "Cerro Las Minas", "Chasquivil", "Las Tacanas", "Loma del Molle", "Pampa de las Yeguas II" and "Salinas del Huitrín" areas, the reconversion of contracts with GyP of exploration permits with unconventional objectives without participation of GyP, for a four year term, under the terms of Law No. 27,007, partially restoring surfaces in some of the areas mentioned. The total commitment of the activity associated with the granting of the aforementioned permits involves an investment of YPF and its partners of an estimated US$ 232 million, of which US$ 155 million corresponds to YPF's participation.

iv.
Finally, with respect to areas where YPF had not planned exploration activities, GyP's total participation was restored in the "Cerro Avispa", "Cerro Partido", "Loma del Mojón", "Los Candeleros", "Santo Domingo I", "Santo Domingo II", "Cortadera", "Huacalera", "Buta Ranquil I", "Buta Ranquil II", "Rio Barrancas", "Chapúa Este", "Corralera" and "Mata Mora " areas.

v.
As consideration for granting the permits, concessions and deadline extensions for the pilot programs, YPF will pay the Province US$30 million, an amount that will be partially reimbursed to YPF by its partners.

This agreement allows YPF to concentrate its investments in strategic areas where YPF envisions greater potential, while obtaining at the same time an extension of the existing deadlines that would expire between the years 2016 and 2017 by way of new concessions of exploitation, exploration permits and execution of pilot programs that permit better diversification of our investments in these areas. Finally, the partial or total restorations of the mentioned areas results in a reduction of approximately 16% of net surface potential in the Vaca Muerta formation.

Yours faithfully,

Diego Celaá
Responsable Relación con el Mercado
YPF S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima
Date: October 17, 2016	By:	/s/ Diego Celaá
	Name: Title:	Diego Celaá Market Relations Officer